Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. for the Three Months
Ended March 31, 2022

Tel-Aviv, Israel, May 24, 2022 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported the publication in Israel of financial statements for the three months ended March 31, 2022 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4% through its indirect 50% ownership of U. Dori Energy Infrastructures Ltd. (“Dori Energy”).

On May 23, 2022, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), an Israeli public company that currently holds the remaining 50% of Dori Energy, which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad for the quarter ended March 31, 2022 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Dori Energy) in its financial results for this period. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the three months ended March 31, 2022 - approximately NIS 555.4 million.

•	Dorad’s unaudited operating profit for the three months ended March 31, 2022 - approximately NIS 80 million.

Dorad’s financial statements for the quarter ended March 31, 2022 note that following the outbreak of the coronavirus (COVID-19) in China in December 2019, and the spreading of the coronavirus to many other countries in early 2020, there has been a decline in economic activity in many regions of the world, as well as in Israel. The spreading of the coronavirus caused, among other things, a disruption in the supply chain, a decrease in global transport volume, traffic and employment restrictions declared by the Israeli government and other governments around the world, as well as declines in the value of financial assets and commodities in markets in Israel and around the world. Dorad notes that it is operating in accordance with the guidelines of the Israeli Ministries of Energy and Health on dealing with the coronavirus crisis, including preparations of the operation and maintenance employees of the power plant and shift work as required. Dorad’s financial statements further note that there is a certain increase in the electricity consumption of various customers compared to the first quarter of 2021. Dorad notes that it is continuously examining its potential methods of action in the event of a material decline in its income as a result of the spread of the coronavirus.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended March 31, 2022, which include the winter months of January and February and the intermediate month of March, are not indicative of full year results. In addition, due to various reasons, including the effects of the spread of COVID-19 and the economic impact of such spread and of actions taken by governments and authorities, the results included herein may not be indicative of first quarter results in the future.

A translation of the financial results for Dorad as of and for the year ended December 31, 2021 and as of and for the three month periods ended March 31, 2021 and 2022 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Amos Luzon Entrepreneurship and Energy Group Ltd., Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively; and

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including regulatory changes, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas and the impact of the coronavirus pandemic on Dorad’s operations and projects, including in connection with reductions in the consumption of electricity by Dorad’s customers and the Israeli Electricity Company, delays in supply of gas, steps taken by Israeli authorities, regulatory changes, changes in the supply and prices of resources required for the operation of the Dorad’s facilities (and in the price of oil and electricity, and technical and other disruptions in the operation of Dorad), in addition to other risks and uncertainties associated with the Company’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: HilaI@ellomay.com

Dorad Energy Ltd.
Interim Condensed Statement of Financial Position

	March 31	March 31	December 31
	2022	2021	2021
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Current assets
Cash and cash equivalents	301,969	458,213	201,860
Trade receivables and accrued income	178,186	228,347	248,844
Other receivables	28,742	17,768	40,289
Financial derivatives	4,359	5,773	-
Total current assets	513,256	710,101	490,993

Non-current assets
Restricted deposit	485,311	441,071	480,476
Prepaid expenses	32,736	34,731	33,235
Fixed assets	3,338,965	3,480,803	3,378,466
Intangible assets	5,937	5,512	6,038
Right of use assets	58,052	59,111	57,530
Total non-current assets	3,921,001	4,021,228	3,955,745

Total assets	4,434,257	4,731,329	4,446,738

Current liabilities
Current maturities of loans from banks	317,388	277,399	280,753
Current maturities of lease liabilities	4,479	4,532	4,622
Trade payables	232,173	317,037	324,532
Current tax liabilities	-	-	21,795
Other payables	16,997	15,223	7,100
Financial derivatives	-	-	268
Total current liabilities	571,037	614,191	639,070

Non-current liabilities
Loans from banks	2,384,595	2,563,799	2,356,785
Other Long-term liabilities	21,238	-	15,834
Long-term lease liabilities	50,659	51,025	48,871
Provision for dismantling and restoration	50,000	50,000	50,000
Deferred tax liabilities	197,484	211,879	192,676
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	2,704,136	2,876,863	2,664,326

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	513,126	594,317	497,384
Total equity	1,159,084	1,240,275	1,143,342

Total liabilities and equity	4,434,257	4,731,329	4,446,738

Dorad Energy Ltd.
Interim Condensed Statement of Income

	For the three months ended		Year ended
	March 31		December 31
	2022	2021	2021
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Revenues	555,424	513,755	2,103,911

Operating costs of the
Power Plant

Energy costs	89,617	76,567	428,051
Electricity purchase and
infrastructure services	280,026	282,988	1,053,997
Depreciation and
amortization	68,123	50,932	225,715
Other operating costs	37,674	30,316	114,360

Total operating costs
of Power Plant	475,440	440,803	1,822,123

Profit from operating
the Power Plant	79,984	72,952	281,788

General and
administrative expenses	5,722	6,234	24,502
Other incomes	-	3,022	11,603

Operating profit	74,262	69,740	268,889

Financing income	11,529	18,812	4,694
Financing expenses	65,241	38,311	219,013

Financing expenses, net	53,712	19,499	214,319

Profit before
taxes on income	20,550	50,241	54,570

Taxes on income	4,808	11,582	12,844

Profit for the period	15,742	38,659	41,726

Dorad Energy Ltd.
Interim Condensed Statement of Changes in Shareholders’ Equity

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

For the three months
ended March 31, 2022
(Unaudited)

Balance as at
January 1, 2022 (Unaudited)	11	642,199	3,748	497,384	1,143,342

Profit for the period	-	-	-	15,742	15,742

Balance as at
March 31, 2022 (Unaudited)	11	642,199	3,748	513,126	1,159,084

For the three months
ended March 31, 2021
(Unaudited)

Balance as at
January 1, 2021 (Unaudited)	11	642,199	3,748	555,658	1,201,616

Profit for the period	-	-	-	38,659	38,659

Balance as at
March 31, 2021 (Unaudited)	11	642,199	3,748	594,317	1,240,275

For the year ended
December 31, 2021 (Audited)

Balance as at
January 1, 2021 (Audited)	11	642,199	3,748	555,658	1,201,616
Dividend to the Company’s
shareholders	-	-	-	(100,000)	(100,000)
Profit for the period	-	-	-	41,726	41,726

Balance as at
December 31, 2021 (Audited)	11	642,199	3,748	497,384	1,143,342

Dorad Energy Ltd.
Interim Condensed Statement of Cash Flows

	For the three months ended		Year ended
	March 31		December 31
	2022	2021	2021
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Cash flows from
operating activities:
Profit for the period	15,742	38,659	41,726
Adjustments:
Depreciation and amortization
and fuel consumption	68,786	51,305	228,099
Taxes on income	4,808	11,582	12,844
Financing expenses, net	53,712	19,499	214,319
	127,306	82,386	455,262

Change in trade receivables	70,386	69,372	48,875
Change in other receivables	11,548	3,633	(18,888)
Change in trade payables	(96,831)	7,010	22,926
Change in other payables	9,897	11,414	3,292
Change in Other long-term liabilities	5,404	-	15,834
	404	91,429	72,039

Taxes on income paid	(21,795)	-	-
Net cash flows provided
by operating activities	121,657	212,474	569,027

Cash flows used in
investing activities
Proceeds for settlement of
financial derivatives	422	749	392
Investment in long-term
restricted deposit	-	-	(53,175)
Investment in fixed assets	(27,513)	(3,472)	(72,530)
Investment in intangible assets	(257)	(461)	(2,020)
Interest received	372	395	1,584
Net cash flows used in
investing activities	(26,976)	(2,789)	(125,749)

Cash flows from
financing activities:
Repayment of lease liability principal	(151)	(147)	(4,624)
Repayment of loans from banks	-	-	(210,449)
Dividends and exchange rate paid	-	-	(100,000)
Interest paid	(168)	(147)	(162,781)
Net cash flows used in
financing activities	(319)	(294)	(477,854)

Net increase (decrease) in cash
and cash equivalents for
the period	94,362	209,391	(34,576)

Effect of exchange rate fluctuations
on cash and cash equivalents	5,747	1,743	(10,643)
Cash and cash equivalents at
beginning of period	201,860	247,079	247,079
Cash and cash equivalents at end
of period	301,969	458,213	201,860